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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          ARINCO COMPUTER SYSTEMS INC.
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                                (Name of issuer)


                                  COMMON STOCK
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                         (Title of class of securities)


                                  040397 10 1
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                                 (CUSIP number)


                                   Leon Nash
                                2 Bayclub Drive
                               Bayside, NY 11360
                                 (718) 423-7796
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                  May 3, 1996
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

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SCHEDULE 13D                         FORMS                                  7060
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CUSIP NO. 040397 10 I                 13D                      PAGE 2 OF 5 PAGES
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Leon Nash
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*
                                       PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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  NUMBER OF    7   SOLE VOTING POWER
   SHARES                             325,000
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BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
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    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING                           325,000
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 PERSON WITH  10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          325,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.2%
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14   TYPE OF REPORTING PERSON*

          IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of the following corporation (the "Company"):

         ARINCO COMPUTER SYSTEMS INC.
         1650 University Blvd.
         Suite 100
         Albuquerque, NM 87102



ITEM 2.  IDENTITY AND BACKGROUND.

         Leon Nash
         2 Bayclub Drive
         Bayside, NY 11360

         Mr. Nash is an executive employed by Business Funding Corporation, 370 Lexington Avenue, New York, New York 10017, a corporation engaged in business lending. Mr. Nash, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration for the purchase of the shares of Common Stock covered hereby was Mr. Nash's personal funds.



ITEM 4.  PURPOSE OF TRANSACTION.


         Mr. Nash's purpose for buying shares of Common Stock was investment, to speculate on the possibility that such shares, which were acquired at very low prices, might increase substantially in value. Such shares were not acquired by him for the purpose of bringing about any extraordinary transaction, such as a merger, reorganization or liquidation, sale or disposition of assets, change in the make-up of the Board, capitalization or dividend policy, or other material change.

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Item 5. Interest in Securities of the Issuer.

        Mr. Nash purchased 15,000 shares of Common Stock on May 3, 1996, bringing his ownership up to 5.08% of the 4,034,755 shares then reported by the Company as outstanding in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995. Thereafter, Mr. Nash purchased 100,000 shares on October 21, 1996, and 20,000 shares on February 4, 1997, bringing the total number of shares currently owned by him to 325,000, representing 7.16% of the 4,541,000 shares currently reported to be outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

        No exhibits to this Schedule are required.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             3/10/00
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                                             Date

                                             /s/ Leon Nash
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                                             Signature

                                             Leon Nash
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                                             Name/Title